United States
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

BeyondSpring Inc.
(Name of Issuer)

Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G10830100
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G10830100	SCHEDULE 13G	Page 2 of 12
1	NAMES OF REPORTING PERSONS
Ever Regal Group Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,431,686

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,431,686

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,431,686

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.67% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Based on 39,015,476 ordinary shares, par value $0.0001 per share (“Ordinary Shares”) of BeyondSpring Inc. (the “Issuer”) outstanding as of June 30, 2023, as reported in the Issuer’s latest interim report on Form 6-K.

CUSIP No. G10830100	SCHEDULE 13G	Page 3 of 12
1	NAMES OF REPORTING PERSONS
Fairy Eagle Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
175,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
175,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
175,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.45% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 39,015,476 Ordinary Shares outstanding as of June 30, 2023, as reported in the Issuer’s latest interim report on Form 6-K.

CUSIP No. G10830100	SCHEDULE 13G	Page 4 of 12
1	NAMES OF REPORTING PERSONS
Rosy Time Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
100,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
100,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
100,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.26% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 39,015,476 Ordinary Shares outstanding as of June 30, 2023, as reported in the Issuer’s latest interim report on Form 6-K.

CUSIP No. G10830100	SCHEDULE 13G	Page 5 of 12
1	NAMES OF REPORTING PERSONS
Lan Huang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
10,210,523

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,875,523

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,210,523(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
26.17% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Consists of (i) 1,431,686 Ordinary Shares directly held by Ever Regal Group Limited; (ii) 175,000 Ordinary Shares directly held by Fairy Eagle Investments Limited; (iii) 100,000 Ordinary Shares directly held by Rosy Time Holdings Limited, (iv) 73,837 Ordinary Shares directly held by the Lan Huang 2021 Grantor Retained Annuity Trust, (v) 450,000 Ordinary Shares directly held by the Lan Huang 2022 Grantor Retained Annuity Trust, (vi) 277,963 Ordinary Shares owned directly by Dr. Lan Huang; (vii) 137,037 Ordinary Shares owned directly by her spouse, Mr. Linqing Jia; (viii) 230,000 Ordinary Shares held by the Sincere Efforts Foundation Inc., a charitable foundation of which Dr. Huang serves on the board; (ix) 1,800,000 Ordinary Shares directly held by three irrevocable trusts for the benefit of Dr. Huang’s children, over which Dr. Huang has been granted proxy to vote; and (x) 5,535,000 Ordinary Shares directly held by certain unaffiliated third-parties, over which Mr. Jia has been granted proxy to vote.

(2)	Based on 39,015,476 Ordinary Shares outstanding as of June 30, 2023, as reported in the Issuer’s latest interim report on Form 6-K.

CUSIP No. G10830100	SCHEDULE 13G	Page 6 of 12
1	NAMES OF REPORTING PERSONS
Linqing Jia

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
10,210,523

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,875,523

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,210,523(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
26.17% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Consists of (i) 1,431,686 Ordinary Shares directly held by Ever Regal Group Limited; (ii) 175,000 Ordinary Shares directly held by Fairy Eagle Investments Limited; (iii) 100,000 Ordinary Shares directly held by Rosy Time Holdings Limited, (iv) 73,837 Ordinary Shares directly held by the Lan Huang 2021 Grantor Retained Annuity Trust, (v) 450,000 Ordinary Shares directly held by the Lan Huang 2022 Grantor Retained Annuity Trust, (vi) 137,037 Ordinary Shares owned directly by Mr. Jia; (vii) 277,963 Ordinary Shares owned directly by his spouse, Dr. Huang; (viii) 230,000 Ordinary Shares held by the Sincere Efforts Foundation Inc., a charitable foundation of which Dr. Huang serves on the board; (ix) 1,800,000 Ordinary Shares directly held by three irrevocable trusts for the benefit of Dr. Huang’s children, over which Dr. Huang has been granted proxy to vote; and (x) 5,535,000 Ordinary Shares directly held by certain unaffiliated third-parties, over which Mr. Jia has been granted proxy to vote.

(2)	Based on 39,015,476 Ordinary Shares outstanding as of June 30, 2023, as reported in the Issuer’s latest interim report on Form 6-K.

CUSIP No. G10830100	SCHEDULE 13G	Page 7 of 12

Item 1(a)	Name of Issuer:

BeyondSpring Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

100 Campus Drive, West Side, 4th Floor, Suite 410
Florham Park, New Jersey 07932

Item 2(a)-(c)	Name of Persons Filing; Address of Principal Business Office; and Citizenship

This Schedule 13G/A is filed jointly by each of the following persons (each a “Reporting Person” and, collectively, as the “Reporting Persons”) pursuant to a joint filing agreement entered into by the Reporting Persons in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), a copy of which was filed with the Schedule 13G filed by the Reporting Persons on February 14, 2018, as Exhibit 1 and is incorporated herein by reference:

1.	Ever Regal Group Limited, a limited liability company organized under the laws of the British Virgin Islands (“Ever Regal”);

2.	Fairy Eagle Investments Limited, a limited liability company organized under the laws of the British Virgin Islands (“Fairy Eagle”);

3.	Rosy Time Holdings Limited, a limited liability company organized under the laws of the British Virgin Islands (“Rosy Time”);

4.	Lan Huang, a Chinese citizen (“Dr. Huang”); and

5.	Linqing Jia, a Chinese citizen (“Mr. Jia”).

Dr. Huang is the Co-founder, Chairman and Chief Executive Officer of the Issuer. Dr. Huang’s spouse, Mr. Jia, is the Co-founder of the Issuer.

The principal business address for each of the Reporting Persons is c/o BeyondSpring Inc., 100 Campus Drive, West Side, 4th Floor, Suite 410, Florham Park, New Jersey 07932.

Item 2(d)	Title of class of securities:

Ordinary Shares, par value $0.0001 per share

Item 2(e)	CUSIP Number:

G10830100

CUSIP No. G10830100	SCHEDULE 13G	Page 8 of 12

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership:

A.	Ever Regal

	Amount beneficially owned: 1,431,686 Percent of class: 3.67%

	Number of shares as to which the person has:
	(i) Sole Voting Power:	0
	(ii) Shared Voting Power:	1,431,686
	(iii) Sole Dispositive Power:	0
	(iv) Shared Dispositive Power:	1,431,686

CUSIP No. G10830100	SCHEDULE 13G	Page 9 of 12

B.	Fairy Eagle

	Amount beneficially owned: 175,000 Percent of class: 0.45%

	Number of shares as to which the person has:
	(i) Sole Voting Power:	0
	(ii) Shared Voting Power:	175,000
	(iii) Sole Dispositive Power:	0
	(iv) Shared Dispositive Power:	175,000

C.	Rosy Time

	Amount beneficially owned: 100,000

	Percent of class: 0.26%

	Number of shares as to which the person has:
	(i) Sole Voting Power:	0
	(ii) Shared Voting Power:	100,000
	(iii) Sole Dispositive Power:	0
	(iv) Shared Dispositive Power:	100,000

D.	Dr. Huang

	Amount beneficially owned: 10,210,523

	Percent of class: 26.17%

	Number of shares as to which the person has:
	(i) Sole Voting Power:	0
	(ii) Shared Voting Power:	10,210,523
	(iii) Sole Dispositive Power:	0
	(iv) Shared Dispositive Power:	2,875,523

E.	Mr. Jia

	Amount beneficially owned: 10,210,523

	Percent of class: 26.17%

	Number of shares as to which the person has:
	(i) Sole Voting Power:	0
	(ii) Shared Voting Power:	10,210,523
	(iii) Sole Dispositive Power:	0
	(iv) Shared Dispositive Power:	2,875,523

Dr. Huang is the sole owner of Ever Regal and, as such, has the ability to direct the management of the business of Ever Regal, including the power to direct decisions regarding the vote and disposition of securities held by Ever Regal; therefore, Dr. Huang may be deemed to have indirect beneficial ownership of the Ordinary Shares directly owned by Ever Regal. Dr. Huang is also the sole trustee of the Lan Huang 2021 Grantor Retained Annuity Trust and the Lan Huang 2022 Grantor Retained Annuity Trust, and a member of the board of directors of Sincere Efforts Foundation Inc. (“Sincere Efforts”). Dr. Huang disclaims beneficial ownership of the Ordinary Shares held by Sincere Efforts, and nothing herein shall be construed as an admission that Dr. Huang is the beneficial owner of such Ordinary Shares.

CUSIP No. G10830100	SCHEDULE 13G	Page 10 of 12

Mr. Jia is the sole owner of each of Fairy Eagle and Rosy Time and, as such, has the ability to direct the management of the business of each of Fairy Eagle and Rosy Time, including the power to direct decisions regarding the vote and disposition of securities held by each of Fairy Eagle and Rosy Time; therefore, Mr. Jia may be deemed to have indirect beneficial ownership of the Ordinary Shares directly owned by each of Fairy Eagle and Rosy Time.

On May 9, 2023, (i) Ever Regal transferred to three irrevocable trusts (the “Trusts”) for the benefit of Dr. Huang’s children an aggregate of 1,800,000 Ordinary Shares as a gift, and (ii) Fairy Eagle and Rosy Time transferred to certain unaffiliated third-parties (the “Transferees”) 4,445,000 Ordinary Shares and 1,090,000 Ordinary Shares, respectively. As a result of the forgoing transactions, each of Ever Regal, Fairy Eagle and Rosy Time ceased to be deemed the beneficial owner of more than 5% of the outstanding Ordinary Shares of the Issuer.

The trustee of the Trusts granted Dr. Huang voting power over the Ordinary Shares described above, and the Transferees granted Mr. Jia proxy to vote their Ordinary Shares.

The percentages used in this Schedule 13G/A are calculated based upon the Issuer’s 39,015,476 issued and outstanding Ordinary Shares as of June 30, 2023, as reported by the Issuer in its Form 6-K filed with the U.S. Securities and Exchange Commission on February 2, 2024.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons declare that filing this Schedule 13G/A shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13G/A except to the extent of such person’s pecuniary interest in the Ordinary Shares, and, except to the extent of its, her or his pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. G10830100	SCHEDULE 13G	Page 11 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

EVER REGAL GROUP LIMITED

By:	/s/ Lan Huang
Name:	Lan Huang
Title:	Director

FAIRY EAGLE INVESTMENTS LIMITED

By:	/s/ Linqing Jia
Name:	Linqing Jia
Title:	Director

ROSY TIME HOLDINGS LIMITED

By:	/s/ Linqing Jia
Name:	Linqing Jia
Title:	Director

/s/ Lan Huang
Lan Huang

/s/ Linqing Jia
Linqing Jia

CUSIP No. G10830100	SCHEDULE 13G	Page 12 of 12

EXHIBIT INDEX

Exhibit 1
Joint Filing Agreement, dated as of February 14, 2018, by and among Ever Regal Group Limited, Fairy Eagle Investments Limited, Rosy Time Holdings Limited, Lan Huang and Linqing Jia, as required by Rule 13d-1(k)(1) under the Exchange Act (incorporated herein by reference to Exhibit 1 of the Schedule 13G filed by the Reporting Persons on February 14, 2018).